April 8, 2009

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director
Jessica Plowgian, Attorney-Advisor

Re:	Fabrinet — Withdrawal of Registration Statement on Form S-1
(Registration No. 333-147191)

Ladies and Gentlemen:

Pursuant to Rule 477 of Regulation C promulgated under the Securities Act of 1933, as amended, Fabrinet, a Cayman Islands company (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1 initially filed with the Commission on November 7, 2007 (Registration No. 333-147191), together with all exhibits and amendments thereto (the “Registration Statement”), effective as of the date first set forth above. The Registrant no longer intends to proceed with a registered public offering of its securities at this time due to market conditions. The Registrant believes the withdrawal to be consistent with the public interest and the protection of investors.

The Registrant confirms that the Registration Statement has not been declared effective and that no securities have previously been sold in connection with the proposed offering. Accordingly, the Registrant requests that the Commission issue an order granting the withdrawal of the Registration Statement as soon as possible.

We appreciate your assistance and should you need any additional information, please feel free to contact Karen Dreyfus, Esq. of Wilson Sonsini Goodrich & Rosati, P.C. at (650) 849-3260.

Respectfully submitted,

/s/ David T. Mitchell
David T. Mitchell Chief Executive Officer Fabrinet